(Avista Corporation Letterhead)

September 26, 2008

VIA EDGAR AND FACSIMILE TRANSMISSION

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avista Corporation
Form 10-K for the Year Ended December 31, 2007 filed February 27, 2008
Definitive Proxy Statement on Schedule 14A, Filed March 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008, Filed May 2, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008, Filed August 1, 2008
File No. 001-03701

Dear Mr. Owings:

Avista Corporation (“Avista” or the “Company”) has received your letter dated September 16, 2008. For your convenience, each of the numbered comments in your letter is included in this letter, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Financial Statements, page 68

Note 1. Summary of Significant Accounting Policies Page 68

Unamortized Debt Expense Page 73

1.	Please tell us and revise your disclosure to clarify how you account for debt repurchase costs. Your disclosure here that premiums paid to repurchase debt are amortized over the remaining life of the original debt that was repurchased, or if new debt is issued in connection with the repurchase, over the life of the new debt seems inconsistent with your disclosure in the second paragraph of note 4 where you disclose that debt repurchase costs were being amortized over the average remaining maturity of outstanding debt. Also, in light of the recent disallowance of $3.8 million in debt repurchase costs by the WUTC, please tell us the amount of any debt repurchase costs still included as regulatory assets on your balance sheet, and indicate your basis under SFAS 71 for continuing to defer these costs.

Response:

Prior to the October 2007 settlement in the Company’s Washington general rate case (“Settlement”), the Company amortized premiums paid to repurchase debt over the average remaining maturity of outstanding debt when no new debt was issued in connection with the debt repurchase. These costs were recovered through retail rates as a component of interest expense.

Pursuant to the Settlement, the Company (for its primary regulatory jurisdiction of Washington) now accounts for the amortization of debt repurchase costs when no new debt is issued as follows:

Premiums paid to repurchase debt are amortized over the remaining life of the original debt that was repurchased when no new debt is issued in connection with the repurchase.

As part of the Settlement, Avista agreed to write-off $3.8 million of unamortized debt repurchase costs. These costs represented premiums paid to repurchase debt prior to its scheduled maturity in an effort to reduce interest expense. The WUTC Staff did not challenge the appropriateness of these costs for recovery in rates but did raise concerns regarding the amortization period used for recovery of some of the debt repurchase costs (when no new debt was issued). WUTC staff believed the amortization should have been over the remaining original life of the debt that was repurchased, rather than over the average remaining maturity of the outstanding debt. Avista agreed to amortize any new debt repurchase costs, as well as previously deferred repurchase costs in the Washington jurisdiction, over the remaining original life of the debt that was repurchased when no new debt is issued. This change in recovery period was the principal cause of the write-off.

The last sentence of Note 4 of the Company’s Form 10-K for the year ended December 31, 2007 indicates how the Company was amortizing debt repurchase costs (when no new debt is issued) prior to October 2007, whereas the “unamortized debt expense” disclosure on page 73 indicates how the company is currently amortizing debt repurchase costs in its primary regulatory jurisdiction (Washington). In future filings, we will modify the disclosure on page 73 to indicate the following:

“Unamortized debt expense includes debt issuance costs that are amortized over the life of the related debt, as well as premiums paid to repurchase debt. For the Company’s primary regulatory jurisdiction and for any debt repurchases beginning in 2007 in all jurisdictions, premiums paid to repurchase debt are amortized over the remaining life of the original debt that was repurchased or, if new debt is issued in connection with the repurchase, these costs are amortized over the life of the new debt. In the Company’s other regulatory jurisdictions, premiums paid to repurchase debt prior to 2007 are being amortized over the average remaining maturity of outstanding debt when no new debt was issued in connection with the debt repurchase.”

The Company has not repurchased any debt prior to its scheduled maturity since 2006. The Company had $7.2 million of debt repurchase costs included as a regulatory asset on the balance sheet as of December 31, 2007. The amortization of these debt repurchase costs are included as a component of the Company’s interest cost which is recovered in revenue in all of our jurisdictions. As discussed previously, the WUTC only questioned the amortization period being utilized and not the prudency of the costs incurred or the appropriateness of their recovery in rates. The write-off related to changing the amortization period related to debt repurchase costs (when no new debt is issued) to be over the remaining original life of the debt, rather than over the average remaining maturity of the outstanding debt. We believe that it is appropriate under paragraph 9 of SFAS No. 71 to capitalize our debt repurchase costs as these costs are clearly allowable costs for ratemaking purposes.

Note 3. Disposition of Avista Energy, page 76

2.	Please tell us in detail why the disposed operations are not reported in discontinued operations pursuant to the guidance in SFAS 144.

Response:

Statement of Financial Accounting Standards (SFAS) No. 144 paragraph 42 states the following:

The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met:

•	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and

•	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

EITF Issue No. 03-13 provides interpretations of the above criteria. Paragraph 4 thereof states that “if any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation.” Paragraph 6 thereof provides the following guidance with regards to the determination of whether cash flows are direct:

•	Cash flows from the migration of the business unit are considered significant.

•	Cash flows from the continuation of activities from the business unit are considered significant.

The guidance in EITF No. 03-13 requires the assessment of cash flows on a gross basis regardless of presentation in the financial statements.

The following transactions remained with the Company regarding Avista Energy’s operations:

Transaction	Time Horizon	Annual Cash Flows
Capacity release of gas transmission at tariff rates from June 30, 2007 until December 31, 2009	2.5 years	Estimated $6 million inflow

Capacity purchase of gas transmission at tariff rates from January 1, 2010 until October 31, 2017.	7.5 years	Estimated $6 million outflow

Jackson Prairie capacity Release until April 30, 2011.	4 years	$1 million cash inflow

Lancaster Power Purchase Agreement (PPA) assignment June 30, 2007 until December 31, 2009.

A PPA agreement was entered into between Avista and the Purchaser. The terms were essentially the same as the original PPA entered into by Avista. The original PPA runs through 2026. Avista has retained primary liability for the payments under the PPA agreement

	2.5 years	$20 million cash outflow and $20 million cash inflow

Lancaster PPA from January 1, 2010 until 2026	16 years	$20 million cash outflow

Additionally, the business unit represented by Avista Energy was compared to the continuing activities of Avista Utilities. We noted that the business units had the following commonalities:

•	Certain customers and counterparties

•	Commodities that are purchased and sold (electricity and gas)

•	Operations and transactions in many of the same geographical areas

Although Avista agreed that it will not replicate the business activities of Avista Energy within the region of the Western Electric Coordinating Council for a period of 60 months, Avista Utilities is permitted to enter and will continue to enter into transactions related to the assets and contracts retained (natural gas storage at Jackson Prairie and the Lancaster PPA) on a similar basis as Avista Energy. Also, Avista Utilities is permitted to continue its resource optimization or associated trading and hedging activities, which could include commodity transactions with the same customers and counterparties similar to those previously conducted by Avista Energy. As such, although not quantifiable, we could not conclude that the migration of business activities from Avista Energy to Avista Utilities would not be significant. Further, the President of Avista Energy was transferred to and retained by Avista Utilities as Vice President of Energy Resources.

Based upon the above transactions and resulting cash flows that remained with the Company related to Avista Energy’s operations, as well as the qualitative factors discussed above regarding the likely migration of business from Avista Energy to Avista Utilities due to the retention of contracts and assets, similar transactions, customers and geographical locations as well as retained personnel, the Company determined that the disposal of Avista Energy should not be reported in discontinued operations in accordance with SFAS 144 and EITF No. 03-13.

Item 9A. Controls and Procedures, page 109

3.	We note your statement that “[t]here are inherent limitations to the effectiveness of any system of disclosure controls and procedures…[and that] even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

Avista will add the following language in future filings within the “Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures”:

Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Additionally, the Company’s principal executive officer and principal financial officer will continue to state whether the Company’s disclosure controls and procedures are effective at that reasonable assurance level in future filings.

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In connection with responding to the Comment Letter, the Company’s management acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have made every effort to be responsive to your comments. However, if you have any questions with respect to our responses, please contact our Vice President, Controller and Principal Accounting Officer, Christy Burmeister-Smith at 509-495-4256.

Sincerely,

/s/ Scott Morris
Scott Morris
Chairman of the Board, President and Chief Executive Officer
(Principal Executive Officer)

cc:	Ta Tanisha Meadows
Robyn Manuel
Blair Petrillo